SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 June 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Item

No.1
Regulatory News Service Announcement, dated 21 June 2017

               re: Results of tender offer for certain USD notes

21 June 2017

LLOYDS BANK PLC - RESULTS OF TENDER OFFER FOR CERTAIN OF ITS OUTSTANDING USD NOTES

Lloyds Bank plc ("Lloyds Bank" or the "Offeror") is today announcing the final results of its previously announced cash tender offer (the "Offer") for any and all of certain series of outstanding U.S. dollar denominated notes issued by Lloyds Bank plc and guaranteed by Lloyds Banking Group plc (the "Notes"). The Offer was made on the terms and subject to the conditions set out in the Offer to Purchase dated 12 June 2017 (the "Offer to Purchase") and the related notice of guaranteed delivery.

Capitalised terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Based on information provided by the Tender Agent, $257,235,000 in aggregate principal amount of the Notes listed in the table below were validly tendered and not validly withdrawn by 5:00 p.m., New York City time, on 20 June 2017 (the "Expiration Deadline"), as more fully set forth below. The Offeror has accepted all Notes that were validly tendered and not validly withdrawn prior to the Expiration Deadline. The Settlement Date is expected to be 23 June 2017. In addition, $1,175,000 in aggregate principal amount of the Notes were tendered using the guaranteed delivery procedures.

The table below sets forth, among other things, the principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Expiration Deadline:

Notes	ISIN/CUSIP	Principal Amount Outstanding	Aggregate Principal Amount Tendered Excluding Notes Tendered Using Guaranteed Delivery Procedures	Aggregate Principal Amount Tendered Using Guaranteed Delivery Procedures	Purchase Price Per $1,000 Principal Amount of Notes
2.350% Senior Notes due 2019 (Series 1)	US53944VAB53 53944VAB5	$466,152,000	$112,051,000	$1,175,000	$1,008.34
2.400% Senior Notes due 2020 (Series 2)	US53944VAE92 53944VAE9	$466,899,000	$70,425,000	$0	$1,009.03
3.500% Senior Notes due 2025 (Series 3)	US53944VAH24 53944VAH2	$515,222,000	$74,759,000	$0	$1,043.90

FURTHER INFORMATION

Lucid Issuer Services Limited acted as tender agent for the Offer. Lloyds Securities Inc. acted as Dealer Manager. Questions regarding the Offer should be directed to Lloyds Securities Inc. at +1 (855) 400-6511 (U.S. Toll-Free) or +1 (212) 827-3105 (U.S. Collect).

CONCURRENT NON-U.S. OFFER

On 12 June 2017, the Offeror also launched a capped tender offer (the "Non-U.S. Offer") in respect of certain of Lloyds Bank's outstanding euro and pound sterling denominated debt securities. This announcement does not relate to the Non-U.S. Offer.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 21 June 2017